Exhibit 99.2

Filed by:

Riverview Financial Corp.

Pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934

Subject Company: Citizens National Bank of Meyersdale

Commission File No.: 333-201017

FOR IMMEDIATE RELEASE

CONTACT:	Kirk D. Fox, Chief Executive Officer
717-827-4042

RIVERVIEW FINANCIAL CORPORATION

ANNOUNCES EXECUTIVE PROMOTIONS, BALANCE SHEET RESTRUCTURE, COST SAVINGS INITIATIVES AND MERGER UPDATE

HARRISBURG, PA, June 30, 2015 - Riverview Financial Corporation (OTCQX: RIVE) announced the departure of CEO Robert Garst, the promotion of two executives, a balance sheet prepayment of debt restructure, cost savings from the closure of a banking facility, and an update on its pending acquisition.

As of June 30, 2015, Mr. Robert Garst stepped down as CEO and as a director of Riverview, and Mr. Kirk Fox assumed the duties of CEO. Mr. Brett Fulk will assume the duties of President. Mr. Fox, an original founder of Riverview at its formation in 2008, has served as Riverview’s President since its creation and has been a critical figure in its past successes. Mr. Fulk has served as Riverview’s COO since June, 2011. Mr. Fulk will also be joining Riverview’s board of directors to take the seat left vacant by Mr. Garst’s departure. Mr. Garst, who served as Riverview’s CEO since 2008, will remain as an emeritus member of the board.

David W. Hoover, Chairman of the Riverview Financial Corporation Board of Directors, expressed his appreciation for Mr. Garst’s years of service and provided his outlook for the future. “Robert Garst has been a pivotal figure in the past successes of Riverview Financial, and on behalf of the organization I want to thank him for his years of dedicated service, without which we would not be the organization we are today.” Mr. Hoover went on to say, “while change often creates uncertainty, Riverview is well prepared for this transition. I have worked with Kirk and Brett for many years now and have the utmost confidence in them. I am very excited about the future of Riverview Financial Corporation.”

Mr. Garst commented that, “I enjoyed my many years here helping to build Riverview and working with my colleagues. There is a great team here from bottom to top, and this transition in leadership will be seamless.”

To create a stronger balance sheet, Riverview repaid two Federal Home Loan Bank facilities, with a total principal of $5.0 million, incurring a one-time prepayment expense of $237,835. This reduction in borrowings will benefit Riverview by lowering its cost of funds.

Additionally, Riverview expects to attain significant cost savings through the closure of the Good Hope banking office in August 2015. This closure will result in a one time, extraordinary expense for 2015 totaling an estimated $410,000, of which $207,000 is anticipated to be expensed in the second quarter of 2015.

When these restructuring and efficiency initiatives are fully implemented, Riverview anticipates ongoing annual expense reductions of approximately $870,000, resulting in an estimated after tax earnings per share impact of $0.25 on an actual and fully diluted basis using shares outstanding data as of March 31, 2015.

Kirk D. Fox, Chief Executive Officer stated “While these efforts have a cost to current earnings, all of the steps were taken to enhance future profitability and shareholder value.”

Riverview also announced that, in light of this restructuring process, which will be completed in the third quarter of 2015, it will be necessary to withdraw and re-file its applications to merge with The Citizens National Bank of Meyersdale (“CNB”) with the Federal Deposit Insurance Corporation, the Board of Governors of the Federal Reserve and the Pennsylvania Department of Banking. Riverview anticipates that it will resubmit applications for approval of the merger with its regulators in the third quarter of 2015. Management believes consummation of the pending merger with CNB, following the resubmission and approval of the revised merger application, will occur in the fourth quarter of 2015, consistent with the terms and timelines contained in the definitive merger agreement.

Riverview Financial Corporation, headquartered in Harrisburg, PA, is the financial holding company for Riverview Bank and its operating divisions Halifax Bank, Marysville Bank, and Riverview Financial Wealth Management. Riverview Bank operates 14 retail banking offices located throughout Dauphin, Berks, Cumberland, Schuylkill, Perry, and Northumberland Counties, PA, and a Wealth Management Office in Schuylkill County, PA. Riverview Financial Corporation reported total assets of $444 million as of March 31, 2015.

This press release may contain forward-looking statements as defined in the Private Securities Litigation Reform Act of 1995. Actual results and trends could differ materially from those set forth in such statements due to various factors. Such factors include the possibility that anticipated cost savings may not be realized, estimated synergies may not occur, increased demand or prices for the corporation’s financial services and products may not occur, changing economic and competitive conditions, technological developments and other risks and uncertainties. Such risks, uncertainties and other factors that could cause actual results and experience to differ from those projected include, but are not limited to, the following: ineffectiveness of their business strategy due to changes in current or future market conditions; the effects of competition, and of changes in laws and regulations on competition, including industry consolidation and development of competing financial products and services; interest rate movements; inability to achieve merger-related synergies; difficulties in integrating distinct business operations, including information technology difficulties; disruption from the transaction making it more difficult to maintain relationships with customers and employees, and challenges in establishing and maintaining operations in new markets; volatilities in the securities markets; and deteriorating economic conditions.

Riverview Financial Corporation (“Riverview”), The Citizens National Bank of Meyersdale (“CNB”) and their respective officers and directors may be deemed to be participants in the solicitation of proxies from CNB’s shareholders with respect to the transactions contemplated by the merger agreement.

Additional Information and Where to Find It: Riverview filed a Registration Statement on Form S-4 with the SEC in connection with the merger, which includes a Proxy Statement/Prospectus that was distributed to shareholders of CNB. Investors and security holders are urged to read the Registration Statement and the Proxy Statement/Prospectus carefully. The Registration Statement and the Proxy Statement/Prospectus contain important information about Riverview, CNB, the merger, the persons soliciting proxies relating to the merger and their interests in the merger, and other related matters. Investors and security holders will be able to obtain free copies of these documents through the website maintained by the SEC at http://www.sec.gov. Free copies of the Proxy Statement/Prospectus and these other documents may also be obtained from Riverview by directing a request to Theresa Wasko at 200 Front Street, PO Box B, Marysville, Pa 17053 or from CNB by directing a request to Timothy Walters at 135 Center Street, Meyersdale 15552.

In addition to the Registration Statement and the Proxy Statement/Prospectus, Riverview files annual, quarterly and current reports, proxy statements and other information with the SEC. You may read and copy any reports, statements or other information at the SEC public reference room in Washington, D.C. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Riverview’s filings with the SEC are also available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov.